                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                          (Amendment No. _________)*


                       CHOICE HOTELS INTERNATIONAL, INC.
      ------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
      ------------------------------------------------------------------
                        (Title of Class of Securities)

                                 170-380-10-9
                         ----------------------------
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 170-380-10-9          13G                      Page 2 of 5


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

      Stewart Bainum            Jane Bainum
      SS #:  ###-##-####        SS #:  ###-##-####


2    Check the Appropriate Box if a Member of a Group
     (a)  (X)     (b)  (  )


3    SEC Use Only


4    Citizenship or Place of Organization

       Natural citizen of U.S.A.

Number of Shares Beneficially
 Owned by Each Reporting Person with:

     5    Sole Voting Power         4,709,500

     6    Shared Voting Power       5,827,789

     7    Sole Dispositive Power    4,706,656

     8    Shared Dispositive Power  5,827,789

9    Aggregate Amount Beneficially Owned by Each Reporting Person

     10,537,289


10   Check Box if the Aggregate Amount in Row 9 Excludes
     Certain Shares


11   Percent of Class Represented by Amount in Row 9

     16.53%


12   Type of Reporting Person

     IN
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CUSIP No. 170-380-10-9          13G                      Page 3 of 5


Item 1(a) Name of Issuer:
-------------------------
     Choice Hotels, International, Inc.


Item 1(b) Address of Issuer's Principal Executive Offices:
----------------------------------------------------------
     10750 Columbia Pike
     Silver Spring, Maryland  20901


Item 2(a) Name of Person Filing:
--------------------------------
     Stewart Bainum
     Jane Bainum


Item 2(b) Address of Principal Business Office:
-----------------------------------------------
     10750 Columbia Pike
     Silver Spring, Maryland  20901


Item 2(c) Citizenship:
----------------------
     Citizen of the United States of America


Item 2(d) Title of Class of Securities:
---------------------------------------
     Common Stock


Item 2(e) CUSIP Number:
-----------------------
     170-380-10-9


Item 3:
-------
     Not applicable


Item 4 Ownership:
-----------------
     a. As of February 1, 1997 ownership is as follows:

        10,537,289 shares, including 3,906,278 shares held directly by the Stewart Bainum Declaration of Trust, of which Mr. Bainum is the sole trustee and beneficiary, his joint interest in 970,571 shares owned by Bainum Associates Limited Partnership and 1,219,044 shares owned by MC Investments Limited Partnership, each of which is a limited partnership in which Mr. Bainum has joint ownership with his wife as a limited partner and as such has the right to acquire at any time a number of shares equal in value to the liquidation preference of their limited partnership interests; 3,567,869 shares held directly by Realty Investment Company, a real estate management and investment company in which Mr. Bainum and his wife have shared voting authority; and 70,305 shares held by the Commonweal Foundation of which Mr. Bainum is Chairman of the Board of Directors and has shared voting authority. Also includes 798,711 shares held by the Jane L. Bainum Declaration of Trust , the sole trustee and beneficiary of which is Mr. Bainum's wife, and 1,667 shares which Mr. Bainum has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after December 31, 1996. Also includes 2,844 shares of restricted stock granted by the issuer to Mr. Bainum which is not vested but which Mr. Bainum has the right to vote.

     b. Percent of class:

        16.53%
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CUSIP No. 170-380-10-9          13G                      Page 4 of 5


     c.   Number of shares as to which such person has:

          (i Sole power to vote or direct the vote       4,709,500

          (ii)  Shared power to vote or direct the
                vote                                     5,827,789
          (iii) Sole power to dispose or to direct
                the disposition of                       4,706,656
          (iv)  Shared power to dispose or to direct
                the disposition of                       5,827,789


Item 5 Ownership of Five Percent or Less of a Class:
----------------------------------------------------
     Not applicable


Item 6 Ownership of More than Five Percent on Behalf of Another Person:
-----------------------------------------------------------------------

      To the extent that shares of the issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the reporting person's knowledge, other than Stewart Bainum, Jr., Barbara Bainum, Bruce Bainum and Roberta Bainum, the reporting person's children, no other person has such interest relating to more than 5% of the outstanding class of securities.


Item 7 Identification and Classification of the Subsidiary Which Acquired the
-----------------------------------------------------------------------------
Security Being Reported on by the Parent Holding Company:
---------------------------------------------------------
      Not applicable


Item 8 Identification and Classification of Members of the Group:
-----------------------------------------------------------------
      Not applicable


Item 9 Notice of Dissolution of Group:
--------------------------------------
      Not applicable


Item 10 Certification:
----------------------

      By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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CUSIP No. 170-380-10-9          13G                      Page 5 of 5



Signature:
----------
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 1997

__________________________________________________________
SIGNATURE

Stewart Bainum, Director
----------------------------------------------------------
NAME/TITLE

February 14, 1997

__________________________________________________________
SIGNATURE

Jane Bainum
----------------------------------------------------------
NAME/TITLE